Filed pursuant to rule 424(b)(3)
Registration No. 333-192894

PROSPECTUS SUPPLEMENT NO. 1

(To prospectus dated January 23, 2014)

44,000,000 Shares

Rice Energy Inc.

Common Stock

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) supplements and amends the prospectus dated January 23, 2014 (the “Final Prospectus”), relating to the initial public offering of shares of our common stock, including the sale of 30,000,000 shares by us and 20,000,000 shares by the selling stockholder named in the Final Prospectus (6,000,000 shares of which were sold pursuant to the partial exercise of the underwriters’ option to purchase additional shares of common stock from the selling stockholder). You should read this Prospectus Supplement in conjunction with the Final Prospectus, and this Prospectus Supplement is qualified by reference to the Final Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Final Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus, including any additional amendments or supplements thereto.

On February 12, 2014, we, through our indirect wholly-owned subsidiary, Rice Poseidon Midstream LLC, (“Rice Poseidon”), entered into a purchase and sale agreement with M3 Appalachia Gathering LLC (“M3”), to acquire (the “M3 Acquisition”) certain gas gathering assets in eastern Washington and Green Counties, Pennsylvania, for aggregate consideration of approximately $110 million in cash, subject to customary purchase price adjustments. This Prospectus Supplement is being filed to update, amend and supplement the information included in the Final Prospectus with certain information regarding the M3 Acquisition. Accordingly, such information is included in this Prospectus Supplement.

Our common stock trades on the New York Stock Exchange under the symbol “RICE.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 21 of the Final Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated February 12, 2014

Recent Developments

M3 Acquisition

On February 12, 2014, we, through our indirect wholly-owned subsidiary, Rice Poseidon, entered into a purchase and sale agreement with M3 to acquire certain gas gathering assets in eastern Washington and Green Counties, Pennsylvania, for aggregate consideration of approximately $110 million in cash, subject to customary purchase price adjustments. We currently expect the M3 Acquisition to close in March 2014, subject to customary closing conditions. The effective date for the M3 Acquisition is March 1, 2014.

The properties to be acquired in the M3 Acquisition consist of a 28-mile, 6”-16” gathering system in eastern Washington County, Pennsylvania (the “northern system”), and permits and rights of way in Washington and Greene Counties, Pennsylvania, necessary to construct an 18-mile, 30” gathering system connecting the northern system to the Texas Eastern pipeline (the “southern system”). The northern system is supported by long-term contracts with acreage dedications covering approximately 20,000 acres from third parties. Once fully constructed, the acquired systems are expected to have an aggregate capacity of over 1 Bcf/d.

We expect to fund the purchase price of the M3 Acquisition through cash on hand or borrowings under our revolving credit facility.